

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 4, 2016

Via E-mail
Michele L. Keusch
Associate General Counsel
Interval Leisure Group, Inc.
6262 Sunset Drive
Miami, Florida 33143

> **Re:** **Interval Leisure Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 22, 2016**
> **File No. 333-208567**

Dear Ms. Keusch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Where You Can Find Additional Information

1. We note that your annual report on Form 10-K for the fiscal year ended December 31, 2015 was filed on February 26, 2016. Please revise to specifically incorporate this annual report.

Separation of the Vistana Vacation Ownership Business, page 126

Transfer of Assets and Liabilities, page 126

2. We note your revised disclosure on page 3 that certain assets and liabilities not currently owned by Vistana and its subsidiaries will be (a) sold directly to one or more subsidiaries of ILG or (b) otherwise conveyed pursuant to an internal restructuring to Vistana and entities that will become Vistana subsidiaries. We further note your disclosure regarding

a cash payment of $132 million, subject to certain adjustments and referred to as the Distribution Date Payment. Please revise to identify the assets that will be sold directly or advise. In addition, please revise to more specifically clarify whether the purchase price paid by ILG for these assets includes the $132 million Distribution Date Payment, subject to certain adjustments, and that, if there is a shortfall below $132 million, Vistana will distribute such shortfall amount to Starwood.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Michele L. Keusch
Interval Leisure Group, Inc.
March 4, 2016
Page 3

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or me at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Jennifer Gowetski, Special Counsel, at 202-551-3401 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief
Office of Real Estate and
Commodities

cc: Michael Lubowitz
        Weil, Gotshal & Manges LLP
        Via E-mail